Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

July 15, 2011

David Burton
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Trimble Navigation Limited
SEC Comment Letter dated July 5, 2011

Dear Mr. Burton

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated July 5, 2011 on the Company’s Form 10-K for the fiscal year ended December 31, 2010 and filed March 1, 2011.

Form 10-K for fiscal year ended December 31, 2010

Reconciliation of GAAP to Non-GAAP Financial Measures, page 42

1.
Please refer to prior comment 8. We note that your presentation format in Exhibit A includes expanded language discussing why management excludes certain items from all of the non-GAAP measures presented. However, we do not see where you have provided the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K for each specific non-GAAP measure presented. Please revise future filings to provide the required disclosures for each non-GAAP measure. Provide us with a sample of your proposed revised disclosure.

Securities and Exchange Commission
July 15, 2011

Response:

In future filings, we will include expanded disclosure with respect to each of the nine non-GAAP financial measures presented. Please see attached Annex A for an example of this disclosure. We have included reasons why we believe each non-GAAP measure provides useful information to investors regarding our financial condition and results of operations pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

We will also include expanded disclosure for footnotes (F) and (I) of Exhibit A. Please see the attached Annex A for an example of this disclosure.

We have eliminated the former footnote (J) of Exhibit A because the Company has decided not to separately disclose the non-GAAP tax rate impact on non-controlling interests as the amounts involved are immaterial.

Item 11. Executive Compensation, page 85

2.
Your response to prior comment 13 implies that a payment under the MIP is determined solely by operating income growth on an annual basis, contrary to your disclosure regarding eligibility to receive quarterly payments of 15%. Please clarify the purpose of the quarterly operating targets and results and how those targets and results relate to the amounts paid under the MIP.

Response:

Under the 2010 MIP, in addition to the annual targets based upon operating income, the Company had quarterly operating income targets which added up to the full year targets. This was done to keep the short-term objective balanced with the longer term objectives.  Fifteen percent (15%) of the annual targeted bonus was earned if a quarterly target was achieved.  If quarterly targets were paid out, they were deducted from the full year target calculation; they were not additive to the full year payout.  It was possible to miss on the annual target, but earn quarterly payouts by achieving the targets for those quarters.  Conversely, it was also possible to miss the target on several quarters and still get the full year payout by exceeding the targets on the other quarters.  In other words, if the full year target was achieved, but not all quarterly targets were achieved, a full payout could still be earned.

3.
You indicate in your response to prior comment 14 that to receive any incentive compensation, the thresholds you mention must be met and Mr. Harrington did not meet those thresholds. However, it appears from pages 24 and 27 of your definitive proxy statement that Mr. Harrington received incentive compensation related to business unit performance. Please clarify why Mr. Harrington was paid an incentive bonus for the performance of the business unit when he did not meet the threshold annual revenue and operating margin. Also, to the extent your incentive program relies on targets related to historical performance, such as the annual minimum thresholds you mention, please disclose those targets in future applicable filings. To the extent that it is appropriate to

Securities and Exchange Commission
July 15, 2011

omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

As noted in Response 2 above, it was possible to miss on the annual target, but earn quarterly payouts by achieving the targets for those quarters.  Mr. Harrington’s annual target bonus was 50% based upon Corporate operating income targets and 50% based upon business unit operating income targets.  He did earn a bonus related to his 50% Corporate bonus based upon exceeding Corporate operating income targets.

Mr. Harrington did not meet the annual operating income target for his business unit, however he did achieve his Q1 2010 business unit target and earned a payout equal to 15% of his business unit target bonus. The Company has historically disclosed in its Proxy Statement, most recently in the Proxy Statement filed March 18, 2011, and will continue to disclose quarterly and annual targets that its incentive program relies on in future filings.

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

Securities and Exchange Commission
July 15, 2011

Annex A

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The following presentation includes non-GAAP measures.  Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. The non-GAAP financial measures included in the following table are set forth below:

Non-GAAP gross margin

Non-GAAP gross margin excludes restructuring costs, amortization of purchased intangibles, stock-based compensation and amortization of acquisition-related inventory step-up from GAAP gross margin. We believe that these exclusions offer investors a more accurate view of our core gross margin and facilitates comparison to past core gross margin.

Non-GAAP operating expenses

Non-GAAP operating expenses excludes restructuring costs, amortization of purchased intangibles, stock-based compensation and acquisition costs from GAAP operating expenses. We believe that these exclusions offer investors a more accurate view of our core operating expenses and facilities comparison to our past core operating expenses.

Non-GAAP operating income

Non-GAAP operating income excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up and acquisition costs from GAAP operating income. We believe that these exclusions offer investors a more accurate view of our core operating income performance as compared to our past core operating income performance and enhance comparability of results.

Non-GAAP non-operating income, net

Non-GAAP non-operating income, net excludes acquisition costs from GAAP non-operating income, net. These costs are specific to particular acquisitions and vary significantly in amount and timing. We believe that these exclusion provides investors with a more accurate view of our core non-operating income, net and facilitates comparison to our past core non-operating income, net.

Non-GAAP income tax provision (benefit)

Non-GAAP income tax provision (benefit) excludes an IRS settlement and a valuation allowance release from GAAP income tax provision (benefit) and includes non-GAAP items tax effected. Non-GAAP items tax effected adjusts the provision for income taxes to reflect the effect of

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July 15, 2011

certain non-GAAP items on non-GAAP net income. We believe this information is useful to investors because it provides for consistent treatment of the excluded items in our non-GAAP presentation. Investors also benefit from the exclusion of IRS settlement and valuation allowance release because it facilitates comparisons to our past core income tax provision.

Non-GAAP net income

Non-GAAP net income excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up, acquisition costs and non-GAAP tax adjustments from GAAP net income. We believe that these exclusions offer investors a more accurate view of our core net income performance as compared to our past core net income performance and enhance comparability of results.

Non-GAAP diluted net income per share

Non-GAAP diluted net income per share excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up, acquisition costs and non-GAAP tax adjustments from GAAP diluted net income per share. We believe that these exclusions offer investors a more accurate view of our core diluted net income per share as compared to our past core diluted net income per share and enhance comparability of results.

Non-GAAP operating leverage

Non-GAAP operating leverage is the increase in non-GAAP operating income as a percentage of the increase in revenue. We believe that this information offers investors a more accurate view of our core non-GAAP operating leverage as compared to our past core non-GAAP operating leverage and enhance comparability of results.

Non-GAAP segment operating income

Non-GAAP segment operating income excludes stock-based compensation from GAAP segment operating income. This information is useful to investors because some may view stock-based compensation as a non-cash expense that is not reflective of our core segment operating income.

These non-GAAP measures can be used to evaluate our historical and prospective financial performance, as well as our performance relative to competitors.  As stated above, we believe some of our investors track our "core operating performance" as a means of evaluating our performance in the ordinary, ongoing, and customary course of our operations.  Management also believes that looking at our core operating performance provides a supplemental way to provide consistency in period to period comparisons.  Accordingly, management excludes from non-GAAP those items relating to restructuring, amortization of purchased intangibles, stock based compensation, amortization of acquisition-related inventory step-up,  acquisition costs, and certain tax charges/benefits of which $27.5 million is associated with the IRS settlement and

Securities and Exchange Commission
July 15, 2011

$7.6 million is associated with a valuation allowance release benefit. For detailed explanations of the adjustments made to comparable GAAP measures, see items (A) – (J) below.

		Fiscal Years Ended
(In thousands, except per share data)		December 31, 2010		January 1, 2010		January 2, 2009
		Dollar	% of	Dollar	% of	Dollar	% of
		Amount	Revenue	Amount	Revenue	Amount	Revenue
GROSS MARGIN:
GAAP gross margin:		$645,501	49.9%	$549,868	48.8%	$649,136	48.8%
Restructuring	( A )	443	0.0%	4,369	0.4%	1,919	0.1%
Amortization of purchased intangibles	( B )	24,900	1.9%	22,201	2.0%	22,515	1.7%
Stock-based compensation	( C )	1,816	0.1%	1,854	0.2%	1,920	0.2%
Amortization of acquisition-related inventory step-up	( D )	728	0.1%	470	0.0%	1,414	0.1%
Non-GAAP gross margin:		$673,388	52.0%	$578,762	51.4%	$676,904	50.9%

OPERATING EXPENSES:
GAAP operating expenses:		$517,899	40.0%	$464,048	41.2%	$463,676	34.9%
Restructuring	( A )	(1,592)	-0.1%	(6,385)	-0.6%	(2,722)	-0.2%
Amortization of purchased intangibles	( B )	(32,739)	-2.5%	(30,335)	-2.7%	(22,376)	-1.7%
Stock-based compensation	( C )	(21,309)	-1.7%	(16,805)	-1.5%	(14,246)	-1.1%
Acquisition costs	( E )	(6,537)	-0.5%	(3,822)	-0.3%	-	0.0%
Non-GAAP operating expenses:		$455,722	35.2%	$406,701	36.1%	$424,332	31.9%

OPERATING INCOME:
GAAP operating income:		$127,602	9.9%	$85,820	7.6%	$185,460	14.0%
Restructuring	( A )	2,035	0.2%	10,754	1.0%	4,641	0.3%
Amortization of purchased intangibles	( B )	57,639	4.4%	52,536	4.7%	44,891	3.4%
Stock-based compensation	( C )	23,125	1.8%	18,659	1.7%	16,166	1.2%
Amortization of acquisition-related inventory step-up	( D )	728	0.0%	470	0.0%	1,414	0.1%
Acquisition costs	( E )	6,537	0.5%	3,822	0.3%	-	0.0%
Non-GAAP operating income:		$217,666	16.8%	$172,061	15.3%	$252,572	19.0%

NON-OPERATING INCOME, NET:
GAAP non-operating income, net:		$13,485		$1,801		$5,983
Acquisition (gains) costs	( E )	(3,177)		-		-
Non-GAAP non-operating income, net:		$10,308		$1,801		$5,983

			GAAP and		GAAP and		GAAP and
			Non-GAAP		Non-GAAP		Non-GAAP
			Tax Rate %	( F )	Tax Rate %	( F )	Tax Rate %
INCOME TAX PROVISION (BENEFIT):
GAAP income tax provision (benefit):		$37,474	27%	$23,658	27%	$50,470	26%
IRS settlement	( G )	(27,540)		-		-
Valuation allowance release	( H )	7,628		-		-
Non-GAAP items tax effected	( I )	10,935		23,196		17,649
Non-GAAP income tax provision (benefit):		$28,497	13%	$46,854	27%	$68,119	26%

NET INCOME:
GAAP net income attributable to Trimble Navigation Ltd.		$103,660		$63,446		$141,472
Restructuring	( A )	2,035		10,754		4,641
Amortization of purchased intangibles	( B )	57,639		52,536		44,891
Stock-based compensation	( C )	23,125		18,659		16,166
Amortization of acquisition-related inventory step-up	( D )	728		470		1,414
Acquisition costs	( E )	3,360		3,822		-
Non-GAAP tax adjustments	( G ), ( H ), ( I )	8,986		(23,196)		(17,649)
Non-GAAP net income attributable to Trimble Navigation Ltd.		$199,533		$126,491		$190,935

DILUTED NET INCOME PER SHARE:
GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$0.84		$0.52		$1.14
Restructuring	( A )	0.02		0.09		0.04
Amortization of purchased intangibles	( B )	0.46		0.43		0.36
Stock-based compensation	( C )	0.19		0.15		0.13
Amortization of acquisition-related inventory step-up	( D )	-		0.01		0.01
Acquisition costs	( E )	0.03		0.03		-
Non-GAAP tax adjustments	( G ), ( H ), ( I )	0.07		(0.19)		(0.14)
Non-GAAP diluted net income per share attributable to Trimble Navigation Ltd.		$1.61		$1.04		$1.54

OPERATING LEVERAGE:
Increase in non-GAAP operating income		$45,605		$(80,511)		$15,567
Increase in revenue		$167,678		$(202,975)		$106,964

Operating leverage (increase in non-GAAP operating income as a % of increase in revenue)		27.2%		N/A		14.6%

Securities and Exchange Commission
July 15, 2011

		Fiscal Years Ended
(In thousands)		December 31, 2010		January 1, 2010		January 2, 2009
			% of Segment		% of Segment		% of Segment
SEGMENT OPERATING INCOME:			Revenue		Revenue		Revenue
Engineering and Construction
GAAP operating income before corporate allocations:		$110,965	15.4%	$58,282	10.1%	$126,014	17.0%
Stock-based compensation	( J )	7,886	1.1%	6,312	1.1%	4,726	0.6%
Non-GAAP operating income before corporate allocations:		$118,851	16.5%	$64,594	11.2%	$130,740	17.6%

Field Solutions
GAAP operating income before corporate allocations:		$116,373	36.6%	$104,498	35.8%	$109,489	36.4%
Stock-based compensation	( J )	1,978	0.6%	1,086	0.4%	821	0.3%
Non-GAAP operating income before corporate allocations:		$118,351	37.2%	$105,584	36.2%	$110,310	36.7%

Mobile Solutions
GAAP operating income (loss) before corporate allocations:		$1,873	1.2%	$14,341	9.3%	$11,328	6.8%
Stock-based compensation	( J )	3,444	2.2%	4,216	2.7%	4,749	2.8%
Non-GAAP operating income before corporate allocations:		$5,317	3.4%	$18,557	12.0%	$16,077	9.6%

Advanced Devices
GAAP operating income before corporate allocations:		$18,325	17.9%	$17,227	17.0%	$24,445	20.4%
Stock-based compensation	( J )	1,934	1.9%	1,595	1.6%	1,378	1.2%
Non-GAAP operating income before corporate allocations:		$20,259	19.8%	$18,822	18.6%	$25,823	21.6%

A.
Restructuring. Included in our GAAP presentation of cost of sales and operating expenses, restructuring costs recorded are primarily for employee compensation resulting from reductions in employee headcount in connection with our company restructurings.  We exclude restructuring costs from our non-GAAP measures because we believe they do not reflect expected future operating expenses, they are not indicative of our core operating performance, and they are not meaningful in comparisons to our past operating performance.

B.
Amortization of purchased intangibles.  Included in our GAAP presentation of cost of sales and operating expenses, amortization of purchased intangibles recorded arises from prior acquisitions and are non-cash in nature.  Amortization charges for intangibles are inconsistent in size and timing.  We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance and to facilitate an evaluation of our current operating performance and comparison to Trimble’s past operating performance.

C.
Stock-based compensation. Included in our GAAP presentation of cost of sales and operating expenses, stock-based compensation consists of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.  For the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009 stock-based compensation was allocated as follows:

	Fiscal Years Ended
(in thousands)	December 31, 2010	January 1, 2010	January 1, 2009
Cost of sales	$1,816	$1,854	$1,920
Research and development	3,991	3,476	3,489
Sales and Marketing	5,611	4,446	3,993
General and administrative	11,707	8,883	6,764
	$23,125	$18,659	$16,166

Securities and Exchange Commission
July 15, 2011

D.
Amortization of acquisition-related inventory step-up.  The purchase accounting entries associated with our business acquisitions require us to record inventory at its fair value, which is sometimes greater than the previous book value of the inventory.  Included in our GAAP presentation of cost of sales, the increase in inventory value is amortized to cost of sales over the period that the related product is sold.  We exclude inventory step-up amortization from our non-GAAP measures because they are non-cash expenses that we do not believe are indicative of our ongoing operating results.  We further believe that excluding this item from our non-GAAP results is useful to investors in that it allows for period-over-period comparability.

E.
Acquisition costs.  Included in our GAAP presentation of operating expenses and non-operating income, net, acquisition costs consist of external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs.  Also included are unusual acquisition related items such as a gain on bargain purchase (resulting from the fair value of identifiable net assets acquired exceeding the consideration transferred), adjustments to the fair value of earnout liabilities and payments made or received to settle earnout and holdback disputes. Although we do numerous acquisitions, the costs that have been excluded from the non-GAAP measures are costs specific to particular acquisitions. These are one-time costs that vary significantly in amount and timing and are not indicative of our core operating performance.

F.
GAAP and non-GAAP tax rate %.   These percentages are defined as GAAP income tax provision as a percentage of GAAP income before taxes and non-GAAP income tax provision as a percentage of non-GAAP income before taxes.   We believe that investors benefit from a presentation of non-GAAP tax rate percentage as a way of facilitating a comparison to non-GAAP tax rates in prior periods.

G.
IRS settlement.   This amount represents a net charge of $27.5 million in the second quarter of 2010 resulting from the IRS audit settlement.  We excluded this because it is not indicative of our future operating results.  We believe that investors benefit from excluding this charge from our operating results to facilitate comparisons to past operating performance.

H.
Valuation allowance release.   This amount represents a benefit of $7.6 million in the fourth quarter of 2010 resulting from a valuation allowance release.  We excluded this from our non-GAAP results to enhance comparability of results across periods.

I.
Non-GAAP items tax effected.   This amount adjusts the provision for income taxes to reflect the effect of the non-GAAP items (A) - (E) on non-GAAP net income.   We believe this information is useful to investors because it provides for consistent treatment of the excluded items in this non-GAAP presentation.

J.	Stock-based compensation. The amounts consist of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. As referred to

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July 15, 2011

above we exclude stock-based compensation here because investors may view it as not reflective of our core operating performance as it is a non-cash expense. However, management does include stock-based compensation for budgeting and incentive plans as well as for reviewing internal financial reporting. We discuss our operating results by segment with and without stock-based compensation expense, as we believe it is useful to investors.  Stock-based compensation not allocated to the reportable segments was approximately $7.9 million, $5.5 million, and $4.5 million for the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009, respectively.